CMA Multi-State Municipal Series Trust
Series Number: 12
File Number: 811-5011
CIK Number: 810598
CMA North Carolina Municipal Money Fund
For the Year Ending: 03/31/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the year ended March 31, 2004.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

05/14/2003	$5,500	University NC Chapel Hill	1.18%	02/15/2031
05/15/2003	1,400	University NC Chapel Hill	1.20	02/15/2031
06/24/2003	2,000	University NC Chapel Hill	1.01	02/15/2031
08/21/2003	1,000	University NC Chapel Hill	0.71	02/15/2031
01/12/2004	1,100	University NC Chapel Hill	0.80	02/15/2031
01/23/2004	1,485	University NC Chapel Hill	0.83	02/15/2031
02/02/2004	3,100	University NC Chapel Hill	0.89	02/15/2031
02/06/2004	9,500	University NC Chapel Hill	0.84	02/15/2031
03/31/2004	400	University NC Chapel Hill	1.00	02/15/2031